UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 4)*

TSAKOS ENERGY NAVIGATION LIMITED

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G9108L108

(CUSIP Number)

George Saroglou

Tsakos Energy Navigation Limited

367 Syngrou Avenue 175 64

P. Faliro, Athens, Greece

011 30210 940 7710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Stephen P. Farrell, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

December 5, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS KELLEY ENTERPRISES INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE BAHAMAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,140,412 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 2,140,412 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,140,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS MARSLAND HOLDINGS LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,209,934 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,209,934 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,209,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS REDMONT TRADING CORP. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIBERIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 962,556 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 962,556 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS FIRST TSAKOS INVESTMENTS INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIBERIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 3,350,346 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 3,350,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,350,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS TSAKOS HOLDINGS FOUNDATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIECHTENSTEIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,312,902 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,312,902

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14	TYPE OF REPORTING PERSON* OO

THIS STATEMENT CONSTITUTES AMENDMENT NO. 4 TO THE SCHEDULE 13D PREVIOUSLY FILED

Item 1. Security and Issuer

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D (originally filed on March 20, 2002, subsequently amended and restated on September 8, 2005 and subsequently amended on October 12, 2005 and October 25, 2005 (the “Schedule 13D”) relates to the common shares, par value $1.00 per share (“Common Shares”), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the “Company”). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

(a) This Amendment No. 4 is being filed pursuant to a Joint Filing Agreement (attached Exhibit 1 and incorporated herein by reference) by (i) Kelley Enterprises Inc. (“Kelley”); (ii) Marsland Holdings Limited (“Marsland”); (iii) Redmont Trading Corp. (“Redmont”); (iv) First Tsakos Investments Inc. (“First Tsakos”) and (iv) Tsakos Holdings Foundation (“Tsakos Holdings”, and, together with Kelley, Marsland, Redmont and First Tsakos, the “Reporting Persons”), which persons may be deemed, but are not conceded, to constitute a “group” within Section 13(d) of the Securities Act of 1934.

The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. Under the rules of the Securities and Exchange Commission, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of the Tsakos Holdings Foundation and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by the Tsakos Holdings Foundation and deemed the beneficial owners of such shares. The Tsakos Holdings Foundation owns all of the outstanding shares of Redmont and First Tsakos.

First Tsakos is a holding company organized under the laws of Liberia which owns all of the outstanding shares of Kelley and Marsland.

Redmont is a holding company organized under the laws of Liberia which beneficially owns the number of Common Shares indicated herein.

Marsland is a holding company organized under the laws of the British Virgin Islands which beneficially owns the number of Common Shares indicated herein.

Kelley is a holding company organized under the laws of the Bahamas which beneficially owns the number of Common Shares indicated herein.

(b) The addresses of the principal offices of each of the Reporting Persons are as set forth on Schedule A. Schedule A is incorporated into and made a part of this Amendment No. 4.

(c) Attached as Schedule B is the name, principal occupation (where applicable) and business address of each member, executive officer and/or director of each of the Reporting Persons. Schedule B is incorporated into and made a part of this Amendment No. 4.

(d) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph:

Between November 10, 2005 and December 5, 2005, Kelley acquired an aggregate of 193,800 Common Shares for an aggregate purchase price of $7,282,957. On December 5, 2005, Marsland acquired an aggregate of 13,500 Common Shares for an aggregate purchase price of $524,627. With respect to each of Kelley and Marsland, the source of funds for the purchase of the 193,800 Common Shares and 13,500 Common Shares, respectively, was capital contributions from their respective shareholders. Each of these purchases were effected in open market purchases executed through the New York Stock Exchange.

Item 4. Purposes of Transactions

Item 4 is hereby amended by adding the following paragraph:

Each of Kelley and Marsland acquired the 193,800 Common Shares and 13,500 Common Shares, respectively, to increase its investment in the Company. Each of Kelley and Marsland is holding its Common Shares solely for investment purposes and each has no plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of December 5, 2005, the Reporting Persons beneficial ownership of the Common Shares is as follows:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power		Percentage(2)
Kelley Enterprises Inc.	2,140,412	—		11.0%
Marsland Holdings Limited	1,209,934	—		6.2%
Redmont Trading Corp.	962,556	—		4.9%
First Tsakos Investments Inc.		3,350,346	(1)	17.2%
Tsakos Holdings Foundation		4,312,902	(1)	22.2%

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, together with Sea Consolidation S.A. of Panama and Nikolas P. Tsakos, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Sea Consolidation S.A and Nikolas P. Tsakos beneficially and of record own 1,414,416 and 16,000 Common Shares, respectively. Together, the group would be deemed to beneficially own 5,743,318 Common Shares, constituting 29.5% of the Company.

(1)	First Tsakos is the sole holder of the outstanding capital stock of Kelley and Marsland and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley and Marsland. Tsakos Holdings is the sole holder of outstanding capital stock of First Tsakos and Redmont and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley, Marsland and Redmont.
(2)	The applicable percentage of ownership of each shareholder is based on the Company’s 19,451,195 issued and outstanding Common Shares as reported in a Form 6-K filed by the Company with the SEC on August 25, 2005 and the understanding that the Company has repurchased certain Common Shares pursuant to a share repurchase plan

(b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 6 hereto which relate to Common Shares beneficially owned are incorporated herein by reference.

The purchases of 193,800 Common Shares and 13,500 Common Shares, by each of Kelley and Marsland, respectively, were effected in open market purchases executed through the New York Stock Exchange as set forth in Schedule C. Schedule C is incorporated into and made a part of this Amendment No. 4.

(c) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Kelley, Marsland, Redmont, First Tsakos or Tsakos Holdings.

(d) Not applicable.

Item 7. Materials to Be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

Exhibit 1: Joint Filing Agreement, dated December 12, 2005, among Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated: December 12, 2005

KELLEY ENTERPRISES INC.

By:	/s/ P. Efthimiades
Name:	P. Efthimiades
Title:	Director

MARSLAND HOLDINGS LIMITED

By:	/s/ E. Saroglou
Name:	E. Saroglou
Title:	Director

REDMONT TRADING CORP.

By:	/s/ Thomas K. Zafiras
Name:	Thomas K. Zafiras
Title:	President

FIRST TSAKOS INVESTMENTS INC.

By:	/s/ P. Efthimiades
Name:	P. Efthimiades
Title:	Director

TSAKOS HOLDINGS FOUNDATION

By:	/s/ M.P. Tsakos	/s/ T.K. Zafiras
Name:	M.P. Tsakos	T.K. Zafiras
Title:	Member of the Foundation Council	Member of the Foundation Council

SCHEDULE A

Name of Reporting Persons	Address of the Principal Office
Kelley Enterprises Inc.	Saffrey Square, Suite 205, Park Lane, P.O. Box N-8188, Nassau, Bahamas

Marsland Holdings Limited	FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands

Redmont Trading Corp.	9 Nikodimon Street, Kastella Piraeus Greece – 185 33

First Tsakos Investments Inc.	4 Efesou Street, Nea Smyrni, Athens, Greece

Tsakos Holdings Foundation	Heiligkreuz 6, Vaduz, Liechtenstein

SCHEDULE B

Kelley Enterprises Inc.

Name	Position	Principal Occupation	Business Address
First Tsakos Investments Inc.	Sole Shareholder		34 Efesou Street, Nea Smyrni, Athens, Greece

Pantelis Nicolas Efthimiades	Director	Retired Shipping Industry Consultant	34 Efesou Street, Nea Smyrni, Athens, Greece

Ioannis Efthimiades	Director	Shipping Industry Consultant	9 Ionias Street, Nea Smyrni, Athens, Greece

Marsland Holdings Limited

Name	Position	Principal Occupation	Business Address
First Tsakos Investments Inc.	Sole Shareholder		34 Efesou Street, Nea Smyrni, Athens, Greece

Ioannis Saroglou	Director	Financial Consultant	86 Mplessa Street Papagos, Greece

Elizabeth Saroglou	Director	Retired	86 Mplessa Street, Papagos, Greece

Redmont Trading Corp.

Name	Position	Principal Occupation	Business Address
Tsakos Holdings Foundation	Sole Shareholder		Heiligkreuz 6 Vaduz, Liechtenstein

Thomas Constantinos Zafiras	Director	Attorney	Tritonos 104, Paleo Faliro, Athens, Greece

Constantinos Zafiras	Director	Legal Consultant	10 Stissichorou Street Athens, Greece

First Tsakos Investments Inc.

Name	Position	Principal Occupation	Business Address
Pantelis Nicolas Efthimiades	Director	Retired Shipping Industry Consultant	34 Efesou Street, Nea Smyrni, Athens, Greece

Elizabeth Saroglou	Director	Retired	86 Mplessa Street, Papagos, Greece

Tsakos Holdings Foundation

Name	Position	Principal Occupation	Business Address
Panayotis Nicolas Tsakos	Foundation Council Member	Self-Employed in the Shipping Industry	Vassilis Sofias 39 Athens, Greece

Maria Panayotis Tsakos	Foundation Council Member	Self-Employed in Business	Stratigou Papayou 16, Ekali, Athens, Greece

Thomas Constantinos Zafiras	Foundation Council Member	Attorney	Tritonos 104, Paleo Faliro, Athens, Greece

Dr. Herbert Oberhuber	Foundation Council Member	Attorney	Unterm Rair 67, Liechtenstein

Pantelis Nicolas Efthimiades	Director	Retired Shipping Industry Consultant	34 Efesou Street, Nea Smyrni, Athens, Greece

SCHEDULE C

Kelley Enterprises Inc.

Date	No of Shares	Price
11/10/05	1,500	$36.68
11/10/05	1,500	36.80
11/10/05	1,500	36.80
11/10/05	500	36.80
11/11/05	2,500	37.24
11/11/05	1,500	37.14
11/11/05	2,000	37.11
11/11/05	1,300	37.12
11/11/05	700	37.12
11/11/05	1,000	37.11
11/11/05	1,500	37.14
11/11/05	2,000	37.16
11/11/05	400	37.25
11/11/05	2,500	37.35
11/11/05	800	37.30
11/11/05	100	37.28
11/11/05	1,700	37.28
11/11/05	1,000	37.35
11/11/05	1,000	37.32
11/14/05	1,000	37.44
11/14/05	1,000	37.45
11/14/05	300	37.27
11/14/05	700	37.30
11/14/05	1,000	37.38
11/14/05	1,500	37.49
11/14/05	500	37.46
11/14/05	1,000	37.49
11/14/05	1,000	37.50
11/14/05	1,000	37.50
11/14/05	3,000	37.50
11/14/05	1,000	37.37
11/14/05	1,000	37.32
11/15/05	1,000	36.70
11/15/05	1,000	36.66
11/15/05	1,000	36.70
11/16/05	2,000	36.65
11/16/05	200	36.65
11/16/05	300	36.72
11/16/05	400	36.75
11/16/05	2,000	36.85
11/16/05	400	37.09
11/16/05	400	36.89

11/16/05	400	36.84
11/16/05	400	37.02
11/16/05	200	37.05
11/16/05	200	37.06
11/17/05	2,000	37.00
11/17/05	2,000	37.00
11/17/05	2,000	37.03
11/17/05	2,000	37.01
11/17/05	2,000	37.02
11/17/05	2,400	37.03
11/18/05	100	37.15
11/18/05	400	37.15
11/18/05	1,500	37.14
11/21/05	900	37.39
11/21/05	1,100	37.48
11/21/05	1,000	37.50
11/21/05	1,000	37.40
11/21/05	2,000	37.26
11/21/05	2,000	37.24
11/21/05	200	37.34
11/21/05	800	37.40
11/21/05	2,000	37.41
11/21/05	2,000	37.40
11/21/05	2,000	37.33
11/22/05	1,000	37.22
11/22/05	1,200	37.11
11/22/05	800	37.21
11/22/05	1,000	37.20
11/22/05	1,000	37.15
11/22/05	1,000	37.17
11/22/05	100	37.15
11/22/05	900	37.50
11/23/05	500	37.30
11/23/05	200	37.35
11/23/05	300	37.40
11/23/05	400	37.40
11/23/05	600	37.41
11/23/05	1,000	37.41
11/23/05	1,000	37.41
11/23/05	1,000	37.42
11/23/05	2,000	37.42
11/23/05	1,000	37.45
11/23/05	300	37.45
11/23/05	1,700	37.50
11/25/05	200	37.50
11/25/05	800	37.69

11/25/05	1,000	37.70
11/25/05	1,000	37.78
11/25/05	1,000	37.80
11/25/05	1,000	37.80
11/28/05	1,000	37.23
11/28/05	100	37.36
11/28/05	900	37.40
11/28/05	100	37.40
11/28/05	1,500	37.42
11/28/05	1,400	37.39
11/28/05	1,000	37.45
11/28/05	1,000	37.36
11/28/05	500	37.26
11/28/05	500	37.27
11/28/05	1,000	37.25
11/28/05	1,000	37.17
11/29/05	1,500	37.25
11/29/05	1,500	37.31
11/29/05	1,500	37.31
11/29/05	1,500	37.31
11/29/05	200	37.31
11/29/05	2,300	37.35
11/29/05	1,500	37.35
11/29/05	1,000	37.30
11/29/05	600	37.30
11/29/05	1,000	37.35
11/29/05	1,400	37.35
11/29/05	1,000	37.35
11/30/05	1,000	37.32
11/30/05	1,000	37.31
11/30/05	200	37.29
11/30/05	1,800	37.31
11/30/05	1,000	37.40
11/30/05	1,300	37.45
11/30/05	200	37.44
11/30/05	1,000	37.45
11/30/05	1,500	37.45
11/30/05	2,200	37.49
11/30/05	800	37.55
11/30/05	600	37.55
11/30/05	2,400	37.60
11/30/05	3,000	37.67
11/30/05	1,600	37.65
11/30/05	400	37.70
11/30/05	2,000	37.70
12/1/05	1,000	38.39

12/1/05	1,000	38.35
12/1/05	1,000	38.40
12/1/05	1,000	38.36
12/1/05	1,000	38.32
12/1/05	1,000	38.30
12/1/05	1,000	38.30
12/1/05	300	38.38
12/1/05	700	38.39
12/1/05	1,000	38.39
12/1/05	1,000	38.45
12/1/05	400	38.65
12/1/05	600	38.70
12/1/05	2,000	38.84
12/1/05	1,000	38.80
12/1/05	1,000	38.64
12/1/05	1,000	38.64
12/1/05	1,200	38.65
12/1/05	800	38.79
12/1/05	2,000	38.79
12/2/05	600	38.28
12/2/05	100	38.28
12/2/05	400	38.28
12/2/05	1,100	38.24
12/2/05	1,100	38.23
12/2/05	100	38.30
12/2/05	1,000	38.30
12/2/05	200	38.23
12/2/05	200	38.23
12/2/05	500	38.25
12/2/05	200	38.25
12/2/05	100	38.24
12/2/05	700	38.33
12/2/05	300	38.34
12/2/05	1,100	38.14
12/2/05	100	38.11
12/2/05	600	38.13
12/2/05	400	38.13
12/2/05	100	38.19
12/2/05	500	38.20
12/2/05	500	38.20
12/2/05	300	38.24
12/2/05	800	38.25
12/2/05	200	38.26
12/2/05	900	38.30
12/2/05	200	38.41
12/2/05	400	38.42

12/2/05	500	38.45
12/2/05	1,360	38.50
12/2/05	860	38.50
12/2/05	500	38.55
12/2/05	1,360	38.50
12/2/05	1,360	38.57
12/2/05	1,360	38.62
12/5/05	228	38.72
12/5/05	130	38.80
12/5/05	325	38.80
12/5/05	130	38.80
12/5/05	161	38.80
12/5/05	650	38.81
12/5/05	488	38.81
12/5/05	390	38.86
12/5/05	228	38.83
12/5/05	810	38.90
12/5/05	358	38.90
12/5/05	488	38.90
12/5/05	488	38.90
12/5/05	488	38.90
12/5/05	650	38.90
12/5/05	488	38.90

Total	193,800	$7,282,957

Marsland Holdings Limited

Date	No of Shares	Price
12/5/05	472	$38.72
12/5/05	270	38.80
12/5/05	675	38.80
12/5/05	270	38.80
12/5/05	339	38.80
12/5/05	1,350	38.81
12/5/05	1,012	38.81
12/5/05	810	38.86
12/5/05	472	38.83
12/5/05	1,690	38.90
12/5/05	742	38.90
12/5/05	1,012	38.90
12/5/05	1,012	38.90
12/5/05	1,012	38.90
12/5/05	1,350	38.90
12/5/05	1,012	38.90

Total	13,500	$524,627

EXHIBIT INDEX

The following materials are filed as Exhibits to this Amendment No. 4:

Exhibit 1: Joint Filing Agreement, dated December 12, 2005, among Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.